UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

7 Acquisition Corporation
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G80694121
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons 7 Acquisition Holdings, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,575,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,575,000(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,575,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 37.11%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) Represents 13,575,000 Class A ordinary shares acquirable by the Reporting Persons in respect of (i) 5,630,000 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s Class A ordinary shares and (ii) 7,945,000 private placement warrants to acquire Class A ordinary shares upon payment of $11.50 per share (“Private Placement Warrants”)

(2) Calculated based on (i) 23,000,000 Class A ordinary shares outstanding as of December 20, 2021 as reported on the Issuer’s Form 10-Q, filed on December 20, 2021, and (ii) 13,575,000 Class A ordinary shares issuable in connection with the 5,630,000 Class B Shares and 7,945,000 Private Placement Warrants.

1.	Names of Reporting Persons Craig Cogut
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,575,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,575,000(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,575,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 37.11%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents 13,575,000 Class A ordinary shares acquirable by the Reporting Persons in respect of (i) 5,630,000 Class B Shares and (ii) 7,945,000 Private Placement Warrants.

(2) Calculated based on (i) 23,000,000 Class A ordinary shares outstanding as of December 20, 2021 as reported on the Issuer’s Form 10-Q, filed on December 20, 2021, and (ii) 13,575,000 Class A ordinary shares issuable in connection with the 5,630,000 Class B Shares and 7,945,000 Private Placement Warrants.

1.	Names of Reporting Persons Aren LeeKong
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,575,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,575,000(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,575,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 37.11%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents 13,575,000 Class A ordinary shares acquirable by the Reporting Persons in respect of (i) 5,630,000 Class B Shares and (ii) 7,945,000 Private Placement Warrants.

(2) Calculated based on (i) 23,000,000 Class A ordinary shares outstanding as of December 20, 2021 as reported on the Issuer’s Form 10-Q, filed on December 20, 2021, and (ii) 13,575,000 Class A ordinary shares issuable in connection with the 5,630,000 Class B Shares and 7,945,000 Private Placement Warrants.

1.	Names of Reporting Persons Joel Haney
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,575,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,575,000(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,575,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 37.11%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents 13,575,000 Class A ordinary shares acquirable by the Reporting Persons in respect of (i) 5,630,000 Class B Shares and (ii) 7,945,000 Private Placement Warrants.

(2) Calculated based on (i) 23,000,000 Class A ordinary shares outstanding as of December 20, 2021 as reported on the Issuer’s Form 10-Q, filed on December 20, 2021, and (ii) 13,575,000 Class A ordinary shares issuable in connection with the 5,630,000 Class B Shares and 7,945,000 Private Placement Warrants.

Item 1(a).	Name of Issuer
7 Acquisition Corporation (the “Issuer”)
Item 1(b).	Address of the Issuer’s Principal Executive Offices
750 East Main Street, Suite 600 Stamford, CT 06902
Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)          7 Acquisition Holdings, LLC

(ii)         Craig Cogut

(iii)        Aren LeeKong

(iv)        Joel Haney

Item 2(b).	Address of the Principal Business Office, or if none, Residence:
750 East Main Street, Suite 600 Stamford, CT 06902
Item 2(c).	Citizenship
See responses to Item 4 on each cover page.
Item 2(d).	Title of Class of Securities
Class A ordinary shares
Item 2(e).	CUSIP Number
G80694121
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
Not Applicable.

Item 4.

Ownership

(a)        Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)        Percent of Class:

See responses to Item 11 on each cover page.

(c)        Number of shares as to which the Reporting Person has:

(i)            Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)           Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)         Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)          Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The reported securities are held directly by 7 Acquisition Holdings, LLC (the “Sponsor”). Voting and investment decisions with respect to the ordinary shares held of record by the Sponsor require the unanimous approval of Craig Cogut, Aren LeeKong and Joel Haney (each, a “member”). Accordingly, each of Mr. Cogut, Mr. LeeKong and Mr. Haney may each be deemed to beneficially own the reported securities but disclaims such beneficial ownership. The filing of this Statement shall not be construed as an admission that the Reporting Person or any member is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022
7 Acquisition Holdings, LLC

	By:	/s/ Brian Friedman
		Name:	Brian Friedman
		Title:	Member

/s/ Craig Cogut
Craig Cogut

/s/ Aren LeeKong
Aren LeeKong

/s/ Joel Haney
Joel Haney

EXHIBIT LIST

Exhibit A        Joint Filing Agreement, dated as of February 10, 2022

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A ordinary shares, par value $0.0001 per share, of 7 Acquisition Corporation (this “Agreement”), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 10, 2022

7 Acquisition Holdings, LLC

	By:	/s/ Brian Friedman
		Name:	Brian Friedman
		Title:	Member

/s/ Craig Cogut
Craig Cogut

/s/ Aren LeeKong
Aren LeeKong

/s/ Joel Haney
Joel Haney